MANAGEMENT FEE WAIVER AGREEMENT

  THIS MANAGEMENT FEE WAIVER AGREEMENT (the “Agreement”), effective as of July 1, 2018, is entered into between T. Rowe Price Associates, Inc., a corporation organized and existing under the laws of the State of Maryland (the “Manager”), and T. Rowe Price Equity Series, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Maryland, on behalf of the T. Rowe Price Blue Chip Growth Portfolio (the “Fund”).

  WHEREAS, the Manager is an investment adviser registered with the Securities Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended;

  WHEREAS, the Fund is a series of the Corporation and is an open-end management investment company registered as such with the SEC under the Investment Company Act of 1940, as amended;

  WHEREAS, pursuant to the Fund’s Investment Management Agreement with the Manager (the “Management Agreement”), the Fund pays the Manager a fee to cover investment management services and all expenses of the Fund, subject to certain exceptions set forth in section 2 of the Management Agreement (“Management Fee”); and

  WHEREAS, the Manager has proposed to waive a portion of the Fund’s Management Fee, and the Fund’s Board of Directors has determined that effective as of the date first written above that such action would be in the best interest of the Fund and its shareholders.

  NOW, THEREFORE, the Manager and the Fund hereby agree as follows:

1. Management Fee Waiver

 (a) The Manager agrees to waive a portion of its Management Fees as specified for the Fund on Exhibit A for the period commencing July 1, 2018.

 (b) The Fund’s Management Fee shall be computed in accordance with its Management Agreement.

2. Termination of Agreement

 (a) This Agreement will continue with respect to the Fund at least through the date indicated in Exhibit A, and renew automatically thereafter for one-year terms unless the Board of Directors of the Fund, including a majority of the directors who are not interested persons of the Fund or the Manager, approves the modification or termination of the Agreement with respect to the Fund. This Agreement will terminate automatically with respect to the Fund upon termination of its Management Agreement. Amendment or termination of this Agreement does not require approval of the Fund’s shareholders.

 (b) Any management fees waived with respect to the Fund under this Agreement are not subject to reimbursement to the Manager by the Fund.

3. Separate Agreement

This Agreement shall be deemed to constitute a separate agreement between the Manager and the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, as of date stated in the preamble.

T. Rowe Price Associates, Inc.	T. Rowe Price Equity Series, Inc.
/s/Darrell N. Braman By:___________________________________ Darrell N. Braman Vice President	/s/David Oestreicher By:___________________________________ David Oestreicher Executive Vice President

Exhibit A

Fund	Management Fee (as a percentage of average daily net assets)	Termination Date
T. Rowe Price Blue Chip Growth Portfolio	0.75%	April 30, 2020